UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2009

Commission File Number: 001-33195

TRINA SOLAR LIMITED
No. 2 Tian He Road
Electronics Park, New District
Changzhou, Jiangsu 213031
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑                                        Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Incorporation by Reference
The document attached as exhibit 1.1 to this 6-K shall be incorporated by reference into the Registrant’s Registration Statement on Form F-3 as filed on July 27, 2009 (No. 333-160826).
The Registrant is filing a material document not previously filed.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINA SOLAR LIMITED
By:	/s/ Jifan Gao
	Name:	Jifan Gao
	Title:	Chairman and Chief Executive Officer

Date: July 30, 2009

Exhibit Index
Exhibit 1.1 – Underwriting Agreement dated July 28, 2009 among Goldman Sachs (Asia) L.L.C., Credit Suisse Securities (USA) LLC and the Registrant.

Exhibit 1.1
Execution Version
4,500,000 American Depositary Shares
Each representing 100 Ordinary Shares
TRINA SOLAR LIMITED
UNDERWRITING AGREEMENT
July 28, 2009
Goldman Sachs (Asia) L.L.C.
Credit Suisse Securities (USA) LLC
As Representatives of the Several Underwriters
c/o Goldman Sachs (Asia) L.L.C.
68th Floor, Cheung Kong Center
2 Queen’s Road, Hong Kong
Dear Sirs:
1. Introductory.   Trina Solar Limited, an exempted company limited by shares under the laws of the Cayman Islands (the “Company”), agrees with the several Underwriters named in Schedule A hereto (the “Underwriters”) for whom you are acting as representatives (you, in such capacity, the “Representatives”) to issue and sell to the several Underwriters up to 4,500,000 American Depositary Shares (“ADSs” and each an “ADS”), each representing one hundred ordinary shares, par value $0.00001 per share, of the Company (“Shares”), and also proposes to issue and sell to the Underwriters, at the option of the Underwriters, an aggregate of not more than 675,000 additional ADSs as described in Section 3 hereof. The aforesaid 4,500,000 ADSs (the “Firm Securities”) and all or any part of the 675,000 ADSs subject to the option described in Section 3 hereof (the “Optional Securities”) are hereinafter collectively called the “Offered Securities”.
The Shares to be represented by the Offered Securities are to be deposited pursuant to a deposit agreement, dated as of December 18, 2006 (the “Deposit Agreement”), among the Company, The Bank of New York, as depositary (the “Depositary”), and the owners and beneficial owners from time to time of the American Depositary Receipts (“ADRs”) to be issued under the Deposit Agreement and evidencing the Offered Securities.
2. Representations and Warranties of the Company. The Company represents and warrants to, and agrees with, you that:
(a) Filing and Effectiveness of Registration Statement; Certain Defined Terms. The Company has filed with the Commission a registration statement on Form F-3 (No. 333-160826), including a related prospectus or prospectuses, covering the registration of the Shares to be represented by the Offered Securities under the Act, which has become effective. “Registration Statement” at any particular time means such registration statement in the form then filed with the Commission, including any amendment thereto, any document incorporated by reference therein and all 430B Information and all 430C Information with respect to such registration statement, that in any case has not been superseded or modified. “Registration Statement” without reference to a time means the Registration Statement as of the Effective Time. For purposes of this definition, 430B Information shall be considered to be included in the Registration Statement as of the time specified in Rule 430B.

The Company and the Depositary have prepared and filed with the Commission a registration statement on Form F-6 (No. 333-139161) and a related prospectus for the registration under the Act of the ADSs evidenced by ADRs, which has become effective, have filed such amendments thereto and such amended preliminary prospectuses as may have been required to the date hereof, and will file such additional amendments thereto and such amended prospectuses as may hereafter be required. The registration statement on Form F-6 for the registration of the ADSs evidenced by ADRs, as amended, is hereinafter called the “ADR Registration Statement.”
For purposes of this Agreement:
“430B Information” means information included in a prospectus then deemed to be a part of the Registration Statement pursuant to Rule 430B(e) or retroactively deemed to be a part of the Registration Statement pursuant to Rule 430B(f).
“430C Information” means information included in a prospectus then deemed to be a part of the Registration Statement pursuant to Rule 430C.
“Applicable Time” means 1:00 a.m. (Eastern time) on July 29, 2009.
“Closing Date” has the meaning defined in Section 3 hereof.
“Commission” means the Securities and Exchange Commission.
“Effective Time” of the Registration Statement relating to the Offered Securities means the time of the first contract of sale for the Offered Securities.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Final Prospectus” means the Statutory Prospectus that discloses the public offering price, other 430B Information and other final terms of the Offered Securities and otherwise satisfies Section 10(a) of the Act.
“General Use Issuer Free Writing Prospectus” means any Issuer Free Writing Prospectus that is intended for general distribution to prospective investors, as evidenced by its being so specified in Schedule B to this Agreement.
“Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433, relating to the Offered Securities in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g).
“Limited Use Issuer Free Writing Prospectus” means any Issuer Free Writing Prospectus that is not a General Use Issuer Free Writing Prospectus.
“Rules and Regulations” means the rules and regulations of the Commission.
“Securities Laws” means, collectively, the Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley”), the Act, the Exchange Act, the Rules and Regulations, the auditing principles, rules, standards and practices applicable to auditors of “issuers” (as defined in Sarbanes-Oxley) promulgated or approved by the Public Company Accounting Oversight Board and, as applicable, the rules of the New York Stock Exchange and the NASDAQ Stock Market (“Exchange Rules”).
“Statutory Prospectus” with reference to any particular time means the prospectus relating to the Offered Securities that is included in the Registration Statement immediately prior to that time, including any document incorporated by reference, all 430B Information and all 430C Information with respect to the Registration Statement. For purposes of the foregoing definition, 430B Information shall be considered to be included in the Statutory Prospectus only as of the actual time that form of prospectus (including a prospectus supplement) is filed with the Commission pursuant to Rule 424(b) and not retroactively.

Unless otherwise specified, a reference to a “rule” is to the indicated rule under the Act.
(b)  Compliance with Securities Act Requirements. (i) (A) At the time the Registration Statement initially became effective, (B) at the time of each amendment thereto for the purposes of complying with Section 10(a)(3) of the Act (whether by post-effective amendment, incorporated report or form of prospectus), (C) at the Effective Time relating to the Offered Securities and (D) on the Closing Date, the Registration Statement conformed and will conform in all material respects to the requirements of the Act and the Rules and Regulations and did not and will not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) (A) on its date, (B) at the time of filing the Final Prospectus pursuant to Rule 424(b) and (C) on the Closing Date, the Final Prospectus will conform in all material respects to the requirements of the Act and the Rules and Regulations, and will not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The preceding sentence does not apply to statements in or omissions from any such document based upon written information furnished to the Company by the Representatives specifically for use therein, it being understood and agreed that the only such information is that described as such in Section 8(b) hereof.
At the time the ADR Registration Statement became effective and on each Closing Date, the ADR Registration Statement complied and will comply in all material respects with the requirements of the Act and the Rules and Regulations and did not and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.
(c) Automatic Shelf Registration Statement.
(i) Well-Known Seasoned Issuer Status. (A) At the time of initial filing of the Registration Statement, (B) at the time of the most recent amendment thereto for the purposes of complying with Section 10(a)(3) of the Act (whether such amendment was by post-effective amendment, incorporated report filed pursuant to Section 13 or 15(d) of the Exchange Act or form of prospectus), and (C) at the time the Company or any person acting on its behalf (within the meaning, for this clause only, of Rule 163(c)) made any offer relating to the Offered Securities in reliance on the exemption of Rule 163, the Company was a “well known seasoned issuer” as defined in Rule 405, including not having been an “ineligible issuer” as defined in Rule 405.
(ii) Effectiveness of Automatic Shelf Registration Statement. The Registration Statement is an “automatic shelf registration statement,” as defined in Rule 405.
(iii) Eligibility to Use Automatic Shelf Registration Form. The Company has not received from the Commission any notice pursuant to Rule 401(g)(2) objecting to use of the automatic shelf registration statement form. If at any time when Offered Securities remain unsold by any Underwriter the Company receives from the Commission a notice pursuant to Rule 401(g)(2) or otherwise ceases to be eligible to use the automatic shelf registration statement form, the Company will (i) promptly notify the Representatives, (ii) promptly file a new registration statement or post-effective amendment on the proper form relating to the Shares represented by the Offered Securities, in a form satisfactory to the Representatives, (iii) use its commercially reasonable efforts to cause such registration statement or post-effective amendment to be declared effective as soon as practicable, and (iv) promptly notify the Representatives of such effectiveness. The Company will take all other action necessary or appropriate to permit the public offer and sale of the Offered Securities to continue as contemplated in the registration statement that was the subject of the Rule 401(g)(2) notice or for which the Company has otherwise become ineligible. References herein to the Registration Statement shall include such new registration statement or post-effective amendment, as the case may be.

(iv) Filing Fees. The Company has paid or shall pay the required Commission filing fees relating to the Shares represented by the Offered Securities within the time required by Rule 456(b)(1) without regard to the proviso therein and otherwise in accordance with Rules 456(b) and 457(r).
(d) Ineligible Issuer Status. (i) At the earliest time after the filing of the Registration Statement that the Company made a bona fide offer (within the meaning of Rule 164(h)(2)) of the Offered Securities and (ii) at the date of this Agreement, the Company was not and is not an “ineligible issuer,” as defined in Rule 405, including (x) the Company or any Subsidiary (as hereinafter defined) in the preceding three years not having been convicted of a felony or misdemeanor or having been made the subject of a judicial or administrative decree or order as described in Rule 405 and (y) the Company in the preceding three years not having been the subject of a bankruptcy petition or insolvency or similar proceeding, not having had a registration statement be the subject of a proceeding under Section 8 of the Act and not being the subject of a proceeding under Section 8A of the Act in connection with the offering of the Offered Securities, all as described in Rule 405.
(e) General Disclosure Package. As of the Applicable Time, neither (i) the General Use Issuer Free Writing Prospectus(es) issued at or prior to the Applicable Time, the preliminary prospectus supplement, dated July 27, 2009, including the base prospectus, dated July 27, 2009 (which is the most recent Statutory Prospectus distributed to investors generally), and the other information, if any, stated in Schedule B to this Agreement to be included in the General Disclosure Package, all considered together (collectively, the “General Disclosure Package”), nor (ii) any individual Limited Use Issuer Free Writing Prospectus, when considered together with the General Disclosure Package, included any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The preceding sentence does not apply to statements in or omissions from any Statutory Prospectus or any Issuer Free Writing Prospectus in reliance upon and in conformity with written information furnished to the Company by the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by the Representatives consists of the information described as such in Section 8(b) hereof.
(f) Issuer Free Writing Prospectuses. Each Issuer Free Writing Prospectus, as of its issue date and at all subsequent times through the completion of the public offer and sale of the Offered Securities or until any earlier date that the Company notified or notifies the Representatives as described in the next sentence, did not, does not and will not include any information that conflicted, conflicts or will conflict with the information then contained in the Registration Statement. If at any time following issuance of an Issuer Free Writing Prospectus there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict with the information then contained in the Registration Statement or as a result of which such Issuer Free Writing Prospectus, if republished immediately following such event or development, would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, (i) the Company has promptly notified or will promptly notify the Representatives and (ii) the Company has promptly amended or will promptly amend or supplement such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission.

(g) No Finder’s Fee. Except as disclosed in the General Disclosure Package, there are no contracts, agreements or understandings between the Company and any person that would give rise to a valid claim against the Company or any Underwriter for a brokerage commission, finder’s fee or other like payment in connection with this offering.
(h) Independent Accountants. Deloitte Touche Tohmatsu, who certified the financial statements and supporting schedules, if any, included in the Registration Statement, are independent public accountants as required by the Act and the Rules and Regulations.
(i) Financial Statements. The financial statements included in the Registration Statement, the General Disclosure Package and the Final Prospectus, together with the related notes, present fairly the financial position of the Company and its consolidated subsidiaries at the dates indicated and the statement of operations, shareholders’ equity and cash flows of the Company and its consolidated subsidiaries for the periods specified; said financial statements have been prepared in conformity with accounting principles generally accepted in the United States (“US GAAP”) applied on a consistent basis throughout the periods involved. The selected financial data and the summary financial information included in the Registration Statement, the General Disclosure Package and the Final Prospectus present fairly the information shown therein and have been compiled on a basis consistent with that of the audited financial statements included in the Registration Statement.
(j) No Material Adverse Change in Business. Since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package and the Final Prospectus, except as otherwise stated therein, (A) there has been no material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its Subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, (B) there have been no transactions entered into by the Company or its Subsidiaries, other than those in the ordinary course of business, that are material with respect to the Company and its Subsidiaries considered as one enterprise and (C) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its capital stock.
(k) Organization of the Company. The Company has been duly organized and is validly existing under the laws of the Cayman Islands, and has the corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Registration Statement, the General Disclosure Package and the Final Prospectus and to enter into and perform its obligations under this Agreement and the Deposit Agreement (together, the “Principal Agreements”), and is duly qualified to transact business and is in good standing, where applicable, in any jurisdiction in which it owns or leases any properties or conducts any business except where the failure to so qualify or be in good standing would not reasonably be expected to have a material adverse effect on the condition (financial or otherwise), results of operations, business, properties or prospects of the Company and its Subsidiaries taken as a whole (a “Material Adverse Effect”). The Company’s Amended and Restated Memorandum and Articles of Association (the “Articles of Association”) comply with the requirements of Cayman Islands law. The Articles of Association are in full force and effect.

(l) Organization of Subsidiaries. Each of Changzhou Trina Solar Energy Co., Ltd. (“Trina China”), Top Energy International, Ltd. (“Top Energy”, and each of Trina China and Top Energy, a “Significant Subsidiary”), Trina Solar (Luxembourg) S.à.r.l. and Trina Solar (Germany) GmbH (collectively, the “Subsidiaries”) has been duly organized and is validly existing as a corporation in good standing, where applicable, under the laws of the jurisdiction of its incorporation, has the corporate power and authority to own, lease and operate its properties, if any, and to conduct its business as described in the Registration Statement, the General Disclosure Package and the Final Prospectus and is duly qualified to transact business and is in good standing, where applicable, in any other jurisdiction in which it owns or leases any properties or conducts any business except where the failure to so qualify or be in good standing would not result in a Material Adverse Effect; except as otherwise disclosed in the Registration Statement, all of the issued and outstanding capital stock or equity interest of each Subsidiary has been duly authorized and validly issued, is fully paid and non-assessable and is owned by the Company directly, free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity; and none of the outstanding shares of capital stock or equity interest of each Subsidiary was issued in violation of the preemptive or similar rights of any securityholder of such Subsidiary. Other than the Subsidiaries, the Company does not own, directly or indirectly, any entity.
(m) Capitalization. The authorized, issued and outstanding capital stock of the Company is as set forth in the General Disclosure Package and the Final Prospectus in the column entitled “Actual” under the caption “Capitalization” (except for subsequent issuances, if any, pursuant to this Agreement or pursuant to reservations, agreements or employee benefit plans referred to in the Final Prospectus). The shares of issued and outstanding capital stock of the Company have been duly authorized and validly issued and are fully paid and non-assessable; none of the outstanding shares of capital stock of the Company was issued in violation of the preemptive or other similar rights of any securityholder of the Company. Except as otherwise disclosed in the General Disclosure Package and the Registration Statement, there are no outstanding securities convertible into or exchangeable for, or warrants or rights to purchase from the Company Shares or any other shares of capital stock of the Company or its Subsidiaries nor are there any obligations of the Company to allot, issue or transfer, the Offered Securities; the Offered Securities are freely transferable by the Company to or for the account of the Underwriters and (to the extent described in the General Disclosure Package and the Final Prospectus) the initial purchasers thereof; and there are no restrictions on subsequent transfers of the Offered Securities under the laws of the Cayman Islands or the United States.
(n) Authorization of Underwriting Agreement. This Agreement has been duly authorized, executed and delivered by the Company.
(o) Authorization of Deposit Agreement. The Deposit Agreement has been duly authorized, executed and delivered by the Company and, assuming due authorization, execution and delivery by the Depositary, constitutes a valid and legally binding obligation of the Company, enforceable in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights generally and to general equity principles.
(p) Validity of ADRs. Upon the due issuance by the Depositary of ADRs evidencing the ADSs against the deposit of Shares in accordance with the provisions of the Deposit Agreement, such ADRs will be duly and validly issued under the Deposit Agreement and persons in whose names such ADRs are registered will be entitled to the rights of registered holders of ADRs evidencing the ADSs specified therein and in the Deposit Agreement.
(q) No Limitation on Vote, Transfer and Payment of Dividends. Except as set forth in the Articles of Association, the Deposit Agreement, the General Disclosure Package or the Registration Statement and, except for applicable securities law restrictions on the sale of securities, there are no limitations on the rights of holders of Shares, ADSs or ADRs evidencing the ADSs to hold or vote or transfer their respective securities, and no approvals are currently required in the Cayman Islands in order for the Company to pay dividends declared by the Company to the holders of Shares, including the Depositary and, except as disclosed in the General Disclosure Package and the Registration Statement, no such dividends or other distributions will be subject to withholding or other taxes under the laws and regulations of the Cayman Islands and may be so paid without the necessity of obtaining any Governmental License (as defined in Section 2(bb)) in the Cayman Islands.

(r) Authorization and Description of Offered Securities. The Offered Securities have been duly authorized for issuance and, when issued and delivered by the Company against payment therefor in accordance with this Agreement and, in the case of the ADSs, the Deposit Agreement, will be validly issued, fully paid and non-assessable, assuming due issuance of the Offered Securities by the Depositary, and will be issued free and clear of all liens, encumbrances or claims; the Shares, the ADRs and the ADSs conform to all statements relating thereto contained in the Registration Statement, the General Disclosure Package and the Final Prospectus, including statements under the captions “Description of Securities,” “Description of Share Capital” and “Description of American Depositary Shares” and such descriptions conform in all material respects to the rights set forth in the instruments defining the same; except as disclosed in the General Disclosure Package or the Registration Statement, no holder of the Offered Securities is or will be subject to personal liability by reason of being such a holder; and the issuance of the Offered Securities to be delivered by the Company is not subject to the preemptive or other similar rights of any securityholder of the Company.
(s) Absence of Defaults and Conflicts. Neither the Company nor any of its Subsidiaries is in violation of its charter or by-laws or other constituent or organizational documents or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which it or any of them may be bound, or to which any of the property or assets of the Company or any of its Subsidiaries is subject (collectively, “Agreements and Instruments”) except for such defaults that would not result in a Material Adverse Effect; and the execution, delivery and performance of each of the Principal Agreements and the consummation of the transactions contemplated in each of the Principal Agreements by the Company (including the offer of the Offered Securities by the Company) and compliance by the Company with its obligations under each of the Principal Agreements have been duly authorized by all necessary corporate action and received all necessary approvals from any governmental or regulatory body and the necessary sanction or consent of its shareholders and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its Subsidiaries pursuant to, the Agreements and Instruments (except for such conflicts, breaches, defaults or Repayment Events or liens, charges or encumbrances that would not result in a Material Adverse Effect), nor will such action result in any violation of the provisions of the charter or by-laws or other constituent or organizational documents or business license or other organizational document of the Company or any of its Subsidiaries or any applicable treaty, law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Company or any of its Subsidiaries or any of their assets, properties or operations. As used herein, a “Repayment Event” means any event or condition that gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any of its Subsidiaries.
(t) Arrangements with Directors, Executive Officers and Affiliates. Except as disclosed in the General Disclosure Package or the Registration Statement or filed as exhibits thereto, no material indebtedness (actual or contingent) and no material contract or arrangement is outstanding between the Company or its Subsidiaries and any director or executive officer of the Company or any person connected with such director or executive officer (including his/her spouse, infant children, any company or undertaking in which he/she holds a controlling interest). There are no relationships or transactions between the Company or any of its Subsidiaries on the one hand and its affiliates, officers and directors or their shareholders, customers or suppliers on the other hand that are required to be disclosed under the Act or the Rules and Regulations but are not disclosed in the Registration Statement.

(u) Absence of Labor Dispute. No labor dispute with the employees of the Company or its Subsidiaries exists or, to the knowledge of the Company, is imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its or its Subsidiaries’ principal suppliers, manufacturers, customers or contractors, which, in either case, would result in a Material Adverse Effect.
(v) Absence of Proceedings. There is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency or body, domestic or foreign, now pending, or, to the knowledge of the Company, threatened, against or affecting the Company, any Subsidiary, that is required to be disclosed in the Registration Statement (other than as disclosed therein), or that might result in a Material Adverse Effect, or that might materially and adversely affect the properties or assets thereof or the consummation of the transactions contemplated in the Principal Agreements or the performance by the Company of its obligations thereunder; the aggregate of all pending legal or governmental proceedings to which the Company or its Subsidiaries is a party or of which any of their respective property or assets is the subject that are not described in the Registration Statement, including ordinary routine litigation incidental to the business of the Company or any Subsidiary, could not result in a Material Adverse Effect.
(w) Accuracy of Exhibits. There are no contracts or documents that are required to be described in the Registration Statement, the General Disclosure Package or the Final Prospectus or to be filed as exhibits thereto that have not been so described and filed as required.
(x) Possession of Intellectual Property. The Company and its Subsidiaries own or possess or otherwise have the legal right to use, or can acquire on reasonable terms, adequate patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks, trade names or other intellectual property (collectively, “Intellectual Property”) necessary to carry on the business now operated by them, and neither the Company nor any of its Subsidiaries has received any notice or is otherwise aware of any infringement of or conflict with asserted rights of others with respect to any Intellectual Property or of any facts or circumstances which would render any Intellectual Property invalid or inadequate to protect the interest of the Company or any of its Subsidiaries therein, and which infringement or conflict (if the subject of any unfavorable decision, ruling or finding) or invalidity or inadequacy, individually or in the aggregate, would result in a Material Adverse Effect.
(y) Absence of Further Requirements for the Offering. No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any court or governmental authority or agency or any stock exchange authority is necessary or required to be made or obtained by the Company for the performance by the Company of its obligations under any of the Principal Agreements in connection with the offer or delivery of the Offered Securities hereby, except such as have been already filed, obtained or as may be required under the Act or the Rules and Regulations or U.S. federal, state or local securities or blue sky laws or stock exchange rules and regulations.
(z) Absence of Manipulation. Neither the Company nor any affiliate of the Company has taken, nor will the Company or any affiliate take, directly or indirectly, any action which is designed to or which has constituted or which would be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Offered Securities.

(aa) Dividends. None of the Subsidiaries is currently prohibited, directly or indirectly, from paying any dividends or other distributions to the Company, from making any other distribution on its equity interest, or from transferring any of its property or assets to the Company; except as disclosed in the Registration Statements and the General Disclosure Package, all dividends and other distributions declared and payable upon the equity interests in Trina China to the Company may be converted into foreign currency that may be freely transferred out of the People’s Republic of China (the “PRC”) and, except as disclosed in the Registration Statement and the General Disclosure Package, all such dividends and other distributions are not and will not be subject to withholding or other taxes under the current laws and regulations of the PRC and are otherwise free and clear of any other tax, withholding or deduction in the PRC, in each case without the necessity of obtaining any governmental or regulatory authorization in the PRC, except such as have been obtained.
(bb) Possession of Licenses and Permits. Each of the Company and its Significant Subsidiaries possess such permits, licenses, approvals, consents and other authorizations (collectively, “Governmental Licenses”) issued by, and have made all declarations and filings with, the appropriate national, local or other regulatory agencies or bodies required for the authorization, execution and delivery by the Company of any of the Principal Agreements or necessary to conduct the business now operated by them, with such exceptions as would not have a Material Adverse Effect; the Company and its Significant Subsidiaries are in compliance with the terms and conditions of all such Governmental Licenses, except where the failure to so comply would not, individually or in the aggregate, have a Material Adverse Effect; all of the Governmental Licenses are valid and in full force and effect, except where the invalidity or failure to be in full force and effect would not, individually or in the aggregate, have a Material Adverse Effect; none of the Governmental Licenses contains any materially burdensome restrictions or conditions not described in the Registration Statement, the General Disclosure Package and the Final Prospectus; and neither the Company nor its Significant Subsidiaries has received any notice of proceedings relating to the revocation or modification of any such Governmental Licenses which, individually or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would result in a Material Adverse Effect or has any reason to believe that any such Governmental License will be revoked, modified or suspended.
(cc) Title to Property. The Company and its Subsidiaries have good and marketable title to all real property owned by them and good title to all other properties owned by them, in each case free and clear of all mortgages, pledges, liens, security interests, claims, restrictions, or encumbrances of any kind except such as (a) are described in the Registration Statement, the General Disclosure Package and the Final Prospectus or (b) do not, individually or in the aggregate, materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company or its Subsidiaries; and all of the leases and subleases material to the business of the Company and its Subsidiaries, considered as one enterprise, and under which the Company or its Subsidiaries holds properties described in the Registration Statement, the General Disclosure Package and the Final Prospectus, are in full force and effect, and neither the Company nor its Subsidiaries has any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company or its Subsidiaries under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Company or its Subsidiaries to the continued possession of the leased or subleased premises under any such lease or sublease.
(dd) Investment Company Act. The Company is not, and upon the issuance and delivery of the Offered Securities as contemplated herein, will not be, required to be registered as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended, immediately after the offering of the Offered Securities.

(ee) Environmental Laws. Except as described in the General Disclosure Package and the Registration Statement and except as would not, singly or in the aggregate, result in a Material Adverse Effect, (A) neither the Company nor its Subsidiaries is in violation of any national, local or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products, asbestos-containing materials or mold (collectively, “Hazardous Materials”), or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”), (B) the Company and its Subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, (C) there are no pending or threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or its Subsidiaries and (D) there are no material events or circumstances that might reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Company or its Subsidiaries relating to Hazardous Materials or any Environmental Laws.
(ff) PFIC Status. Based on the projected composition of the Company’s income and valuation of its assets, including goodwill, the Company does not expect to become a “passive foreign investment company”, as defined in Section 1296(a) of the United States Internal Revenue Code of 1986, as amended, in the future.
(gg) Registration Rights. Except as described in the General Disclosure Package and the Registration Statement, there are no persons with registration rights or other similar rights to have any securities registered pursuant to the Registration Statement or otherwise registered by the Company under the Act.
(hh) Accounting Controls and Disclosure Controls. The Company and its Subsidiaries as a whole maintain a system of internal accounting controls sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management’s general or specific authorization; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with US GAAP and to maintain accountability for assets; (C) access to assets is permitted only in accordance with management’s general or specific authorization; (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences; and (E) financial reports are prepared on a timely basis based on the transactions recorded pursuant to clause (B) above under US GAAP. These reports provide the basis for the preparation of the Company’s consolidated financial statements under US GAAP and have been maintained in compliance with applicable laws. Except as described in the General Disclosure Package and the Registration Statement, since the end of the Company’s most recent audited fiscal year, there has been (1) no material weakness in the Company’s internal control over financial reporting (whether or not remediated) and (2) no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company and its Subsidiaries as a whole employ disclosure controls and procedures that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and is accumulated and communicated to the Company’s management, including its principal executive officer or officers and principal financial officer or officers, as appropriate, to allow timely decisions regarding disclosure.
(ii) Compliance with Sarbanes-Oxley. There is and has been no failure on the part of the Company or any of the Company’s directors or officers, in their capacities as such, to comply in all material respects with any provision of Sarbanes-Oxley and the rules and regulations promulgated in connection therewith, including Section 402 related to loans.
(jj) Payment of Taxes. All material income tax returns of the Company and its Subsidiaries required by law to be filed have been filed and all material taxes shown by such returns or otherwise assessed, which are due and payable, have been paid, except for taxes, if any, that are being contested in good faith and as to which adequate reserves have been provided or the non-payment of which would not result in a Material Adverse Effect. The tax returns of the Company through the fiscal year ended December 31, 2008 have been settled and no assessment in connection therewith has been made against the Company. The Company and its Subsidiaries have filed all other tax returns that are required to have been filed by them pursuant to applicable national, local or other law except insofar as the failure to file such returns would not result in a Material Adverse Effect, and has paid all taxes due pursuant to such returns or pursuant to any assessment received by the Company and its Subsidiaries, except for such taxes, if any, that are being contested in good faith and as to which adequate reserves have been provided or the non-payment of which would not result in a Material Adverse Effect. The charges, accruals and reserves on the books of the Company in respect of any income and corporation tax liability for any years not finally determined are adequate to meet any assessments or re-assessments for additional income tax for any years not finally determined, except to the extent of any inadequacy that would not result in a Material Adverse Effect.
(kk) Insurance. The Company and its Subsidiaries carry or are entitled to the benefits of insurance, with financially sound and reputable insurers, in such amounts and covering such risks as is generally maintained by companies of established repute engaged in the same or similar business, and all such insurance is in full force and effect. The Company has no reason to believe that it or any Subsidiary will not be able (A) to renew its existing insurance coverage as and when such policies expire or (B) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not result in a Material Adverse Change. Neither of the Company nor any Subsidiary has been denied any insurance coverage which it has sought or for which it has applied. So far as the Company is aware (x) there are no circumstances which would reasonably be expected to render such insurance void or voidable and there is no material insurance claim made by or against the Company or its Subsidiaries, pending, threatened or outstanding and (y) no facts or circumstances exist which would reasonably be expected to give rise to any such claim and all due premiums in respect thereof have been paid.
(ll) Statistical and Market-Related Data. Any statistical and market-related data included or incorporated by reference in the Registration Statement and the General Disclosure Package are based on or derived from sources that the Company believes to be reliable and accurate in all material respects, and the Company has obtained the written consent to the use of such data from such sources.

(mm) MD&A Description. The section entitled “Operating and Financial Review and Prospects” in the Company’s Annual Report on Form 20-F incorporated by reference in the General Disclosure Package, the Registration Statement and the Final Prospectus accurately and fully describes (A) accounting policies that the Company believes are the most important in the portrayal of the Company’s financial condition and results of operations and that require management’s most difficult, subjective or complex judgments (“critical accounting policies”); (B) judgments and uncertainties affecting the application of critical accounting policies; and (C) the likelihood that materially different amounts would be reported under different conditions or using different assumptions and an explanation thereof.
(nn) Management Review. The Company’s management have reviewed and agreed with the selection, application and disclosure of critical accounting policies and have consulted with its legal advisers and independent accountants with regards to such disclosure.
(oo) Liquidity and Capital Resources. The section entitled “Operating and Financial Review and Prospects —Liquidity and Capital Resources” in the Company’s Annual Report on Form 20-F incorporated by reference in the General Disclosure Package, the Registration Statement and the Final Prospectus accurately and fully describes: (A) all material trends, demands, commitments, events, uncertainties and risks, and the potential effects thereof, that the Company believes would materially affect liquidity and are reasonably likely to occur, and (B) none of the Company or its Subsidiaries is engaged in any transactions with, or have any obligations to, its unconsolidated entities (if any) that are contractually limited to narrow activities that facilitate the transfer of or access to assets by the Company or its Subsidiaries, including, without limitation, structured finance entities and special purpose entities, or otherwise engage in, or have any obligations under, any off-balance sheet transactions or arrangements. As used herein in this Section 2(oo), the phrase “reasonably likely” refers to a disclosure threshold lower than “more likely than not.”
(pp) Stamp Duty; Transfer Tax. Except as disclosed in the General Disclosure Package, under the laws and regulations of the Cayman Islands, no transaction, stamp, capital or other issuance, registration or transfer taxes or duties are payable in the Cayman Islands by or on behalf of any Underwriter to any Cayman Islands taxing authority in connection with (A) the issuance and the delivery by the Company to the Underwriters of the Offered Securities, (B) the initial sale and delivery by the Underwriters of the Offered Securities to purchasers thereof, (C) the holding or transfer of the Offered Securities outside the Cayman Islands, (D) the deposit of the certificates representing the Shares by the Company with The Hong Kong and Shanghai Banking Corporation Limited and the issuance and delivery of the ADRs, or (E) the execution and delivery of any Principal Agreement by the Company.
(qq) Accuracy of Information. There are no legal or governmental proceedings, statutes, contracts or documents that are required under the Act or the Rules and Regulations to be described in the Registration Statement, the General Disclosure Package and the Final Prospectus which have not been so described. The description in the Registration Statement, the General Disclosure Package and the Final Prospectus of statutes, legal and governmental proceedings and contracts and other documents is accurate and presents the information required to be shown in all material respects. The Final Prospectus will contain, when issued, all information and particulars required to comply with all statutory and other provisions (including, without limitation, the relevant laws and regulations of the Cayman Islands and the PRC) so far as applicable in the Final Prospectus, which is or might reasonably be considered to be material for disclosure to a potential subscriber, investor, underwriter or sub-underwriter of the Offered Securities or for the purpose of making an informed assessment of the assets and liabilities, financial position, and profits and losses of the Company and its Subsidiaries including, but without prejudice to the generality of the foregoing, any special trade factors or risks known to the Company and its Subsidiaries or any of their directors and/or executive officers and which would reasonably be expected to have a Material Adverse Effect. All material information which ought to have been supplied or disclosed by the Company and its directors and/or executive officers to the Underwriters, Deloitte Touche Tohmatsu or the legal or other professional advisers to the Underwriters or the Company for the purposes of or in the course of preparation of the Registration Statement, the General Disclosure Package and the Final Prospectus has been supplied or disclosed by the Company and its directors and executive officers and nothing has occurred since the date the same was supplied or disclosed which requires the same to be amended or updated in any material respect.

(rr) Choice of Law; Consent to Jurisdiction; Appointment of Agent for Service of Process. The choice of the laws of the State of New York as the governing law of this Agreement is a valid choice of law under the laws of the Cayman Islands. The Company has the power to submit, and pursuant to Section 16 hereof, has legally, validly, effectively and irrevocably submitted, to the personal jurisdiction of each U.S. federal court and New York state court located in the Borough of Manhattan, in The City of New York, New York, United States of America (each, a “New York Court”), and the Company has the power to designate, appoint and empower, and pursuant to Section 16 hereof, has legally, validly, effectively and irrevocably designated, appointed and empowered, the Authorized Agent (as defined in Section 16 hereof) for service of process in any action arising out of or relating to this Agreement or the Offered Securities in any New York Court, and service of process effected on such Authorized Agent will be effective to confer valid personal jurisdiction over the Company as provided in Section 16 hereof.
(ss) Waiver of Immunity. None of the Company, its Subsidiaries or any of the Company’s or its Subsidiaries’ properties, assets or revenues has any right of immunity under Cayman Islands or New York law, from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of any Cayman Islands, New York or U.S. federal court, from service of process, attachment upon or prior to judgment, or attachment in aid of execution of judgment, or from execution of a judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of a judgment, in any such court, with respect to its obligations, liabilities or any other matter under or arising out of or in connection with this Agreement; and, to the extent that the Company, its Subsidiaries or any of the Company’s or its Subsidiaries’ properties, assets or revenues may have or may hereafter become entitled to any such right of immunity in any such court in which proceedings may at any time be commenced, each of the Company and its Subsidiaries waives or will waive such right to the extent permitted by law and has consented to such relief and enforcement as provided in Section 17 hereof.
(tt) Enforceability of New York Judgment. The courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the New York Courts against the Company based upon this Agreement under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.
(uu) Foreign Corrupt Practices. Neither the Company nor, to the Company’s knowledge, any director, officer, agent, employee or other person associated with or acting on behalf of the Company, any of its Subsidiaries is using any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses; is making any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; or is in violation of any provision of the United States Foreign Corrupt Practices Act of 1977; or is making any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

(vv) OFAC. (i) None of the Company, its Subsidiaries or their respective affiliates, employees, agents, directors or officers: (a) does or plans to conduct or otherwise get involved with any business with or involving the government of, or any person or project, targeted by or located in, any country targeted by any of the economic sanctions promulgated by any Executive Order issued by the President of the United States or administered by the United States Treasury Department’s Office of Foreign Assets Control (“OFAC”) or other government administered sanctions; (b) supports or facilitates or plans to support or facilitate or otherwise get involved with any such business or project; (ii) the Company is not controlled (within the meaning of the Executive Orders or regulations promulgating such economic sanctions or the laws authorizing such promulgation) by any such government or person; (iii) the proceeds from the offering of the Offered Securities will not be used to fund any operations in, to finance any investments, projects or activities in, or to make any payments to, any country targeted by any of such economic sanctions, or to make any payments to, or finance any activities with, any person so targeted or any person in a country so targeted; and (iv) the Company maintains and has implemented adequate internal controls and procedures to monitor and audit transactions that are reasonably designed to detect and prevent any use of the proceeds from the offering of the Offered Securities that is inconsistent with any of the Company’s representations and obligations under clause (iii) of this paragraph or in the General Disclosure Package.
(ww) No Termination of Contracts. Neither the Company nor any of its Subsidiaries has sent or received any communication regarding termination of, or intent not to renew, any of the contracts or agreements referred to, described in or filed as an exhibit to, the Registration Statement, the General Disclosure Package and the Final Prospectus, and no such termination or non-renewal has been threatened by the Company or any of its Subsidiaries or, to the Company’s knowledge, any other party to any such contract or agreement.
3. Purchase, Sale and Delivery of Offered Securities. On the basis of the representations and warranties contained in this Agreement, and subject to the terms and conditions herein, the Company agrees to sell to the several Underwriters, and each of the Underwriters agrees, severally and not jointly, to purchase from the Company, at a purchase price of $27.533 per ADS, the respective number of Firm Securities set forth opposite the names of the Underwriters in Schedule A hereto. The Offered Securities will be offered in the United States through the Underwriters, either directly or indirectly through their U.S. broker-dealer affiliates, or such other registered dealers as may be designated by the Underwriters.
The Company will deliver the ADRs evidencing the Firm Securities to or as instructed by the Representatives for the accounts of the several Underwriters through the facilities of The Depository Trust Company (“DTC”) against payment of the purchase price by the Underwriters in same day funds by wire transfer to an account at a bank acceptable to the Representatives drawn to the order of the Company at the Hong Kong office of Simpson Thacher & Bartlett LLP, at 9:00 A.M., Eastern time, on August 3, 2009, or at such other time not later than seven full business days thereafter as the Representatives and the Company determine, such time being herein referred to as the “First Closing Date”. For purposes of Rule 15c6-1 under the Exchange Act, the First Closing Date (if later than the otherwise applicable settlement date) shall be the settlement date for payment of funds and delivery of securities for all the Offered Securities sold pursuant to the offering. The ADRs so to be delivered or evidence of their issuance will be made available for checking at the office of Simpson Thacher & Bartlett LLP, 35th Floor ICBC Tower, 3 Garden Road, Central, Hong Kong Special Administrative Region, People’s Republic of China, at least 24 hours prior to the First Closing Date.
In addition, upon written notice from the Representatives given to the Company from time to time not more than 30 days subsequent to the date of the Final Prospectus, the Underwriters may purchase all or less than all of the Optional Securities at the purchase price per ADS to be paid for the Firm Securities. The Company agrees to sell to the Underwriters the number of Optional Securities specified in such notice and the Underwriters agree, severally and not jointly, to purchase such Optional Securities. Such Optional Securities shall be purchased for the account of each Underwriter in the same proportion as the number of Firm Securities set forth opposite such Underwriter’s name bears to the total number of Firm Securities (subject to adjustment by the Representatives to eliminate fractions). No Optional Securities shall be sold or delivered unless the Firm Securities previously have been, or simultaneously are, sold and delivered. The right to purchase the Optional Securities or any portion thereof may be exercised from time to time and to the extent not previously exercised may be surrendered and terminated at any time upon notice by the Representatives to the Company.

Each time for the delivery of and payment for the Optional Securities, being herein referred to as an “Optional Closing Date”, which may be the First Closing Date (the First Closing Date and each Optional Closing Date, if any, being sometimes referred to as a “Closing Date”), shall be determined by the Representatives but shall be not earlier than two nor later than five full business days after written notice of election to purchase Optional Securities is given. The Company will deliver ADRs evidencing the Optional Securities being purchased on each Optional Closing Date to or as instructed by the Representatives for the accounts of the several Underwriters in a form reasonably acceptable to the Representatives against payment of the purchase price therefor in Federal (same day) funds by wire transfer to an account at a bank acceptable to the Representatives drawn to the order of the Company, at the Hong Kong office of Simpson Thacher & Bartlett LLP. The ADRs so to be delivered on each Optional Closing Date or evidence of their issuance will be made available for checking at the office of Simpson Thacher & Bartlett LLP, 35th Floor ICBC Tower, 3 Garden Road, Central, Hong Kong Special Administrative Region, People’s Republic of China, at a reasonable time in advance of such Optional Closing Date.
The documents to be delivered on any Closing Date on behalf of the parties hereto pursuant to Section 7 hereof shall be delivered at the offices of Simpson Thacher & Bartlett LLP, 35th Floor ICBC Tower, 3 Garden Road, Central, Hong Kong Special Administrative Region, People’s Republic of China, and the ADSs shall be delivered at the office of DTC, all on the applicable Closing Date.
4. Offering by Underwriters. It is understood that the Underwriters propose to offer the Offered Securities for sale to the public as set forth in the Final Prospectus.
5. Certain Agreements of the Company.
The Company agrees with you that:
(a) Filing of Prospectuses. The Company has filed or will file each Statutory Prospectus (including the Final Prospectus) pursuant to and in accordance with Rule 424(b)(2) (or, if applicable and consented to by the Representatives, subparagraph (5)) not later than the second business day following the earlier of the date it is first used or the execution and delivery of this Agreement. The Company has complied and will comply with Rule 433.
(b) Filing of Amendments; Response to Commission Requests. The Company agrees to keep available the Registration Statement for the sale of the Shares represented by the Offered Securities for the period commencing on the Effective Date and ending when the Underwriters have exercised their option to purchase the Optional Securities or upon such option’s earlier termination. The Company will promptly advise the Representatives of any proposal to amend or supplement the Registration Statement, the ADR Registration Statement or any Statutory Prospectus at any time and will offer the Representatives a reasonable opportunity to comment on any such amendment or supplement; and the Company will also advise the Representatives promptly of (i) the filing of any such amendment or supplement, (ii) any request by the Commission or its staff for any amendment to the Registration Statement or the ADR Registration Statement, for any supplement to any Statutory Prospectus or for any additional information, (iii) the institution by the Commission of any stop order proceedings in respect of the Registration Statement or the ADR Registration Statement or the threatening of any proceeding for that purpose, and (iv) the receipt by the Company of any notification with respect to the suspension of the qualification of the Offered Securities in any jurisdiction or the institution or threatening of any proceedings for such purpose. The Company will use its best efforts to prevent the issuance of any such stop order or the suspension of any such qualification and, if issued, to obtain as soon as possible the withdrawal thereof.

(c) Continued Compliance with Securities Laws. If, at any time when a prospectus relating to the Offered Securities is (or but for the exemption in Rule 172 would be) required to be delivered under the Act by any Underwriter or any dealer, any event occurs as a result of which the Final Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if it is necessary at any time to amend the Registration Statement or the ADR Registration Statement or supplement the Final Prospectus to comply with the Act, the Company will promptly notify the Representatives of such event and will promptly prepare and file with the Commission and furnish, at its own expense, to the Underwriters and any other dealers upon reasonable request of the Representatives, an amendment or supplement which will correct such statement or omission or an amendment which will effect such compliance. Neither the Representatives’ consent to, nor the Underwriters’ delivery of, any such amendment or supplement shall constitute a waiver of any of the conditions set forth in Section 7 hereof.
(d) Rule 158. As soon as practicable, but not later than 16 months, after the date of this Agreement, the Company will make generally available to its securityholders an earnings statement covering a period of at least 12 months beginning after the date of this Agreement and satisfying the provisions of Section 11(a) of the Act and Rule 158.
(e) Furnishing of Prospectuses. The Company will furnish to the Underwriters copies of the Registration Statement and the ADR Registration Statement, including all exhibits, any Statutory Prospectus, the Final Prospectus and all amendments and supplements to such documents, in each case as soon as available and in such quantities as the Representatives reasonably request.
(f) Blue Sky Qualifications. The Company will arrange for the qualification of the Offered Securities for sale and the determination of their eligibility for investment under the laws of such jurisdictions as the Representatives designate and will continue such qualifications in effect so long as required for the distribution.
(g) Reporting Requirements. For so long as the Offered Securities remain outstanding, the Company will furnish to the Representatives, as soon as practicable after the end of each fiscal year, a copy of its annual report to shareholders for such year; and the Company will furnish to the Representatives (i) as soon as available, a copy of each report and any definitive proxy statement of the Company filed with the Commission under the Exchange Act or mailed to shareholders, and (ii) from time to time, such other information concerning the Company as the Representatives may reasonably request. However, so long as the Company is subject to the reporting requirements of either Section 13 or Section 15(d) of the Exchange Act and is timely filing reports with the Commission on its Electronic Data Gathering, Analysis and Retrieval system, it is not required to furnish such reports or statements to the Underwriters.
(h) Payment of Expenses. The Company will pay all expenses incident to the performance of its obligations under this Agreement, including but not limited to any filing fees and other expenses incurred in connection with qualification of the Offered Securities for sale and determination of their eligibility for investment under the laws of such jurisdictions as the Representatives designate and the preparation and printing of memoranda relating thereto, costs and expenses related to the review by the Financial Industry Regulatory Authority of the Offered Securities (including filing fees), costs and expenses relating to investor presentations or any “road show” in connection with the offering and sale of the Offered Securities incurred by the Company including, without limitation, any travel expenses of the Company’s officers and employees and any other expenses of the Company including the chartering of airplanes, fees and expenses in connection with the registration of the Offered Securities under the Act, and expenses incurred in printing and distributing preliminary prospectuses and the Final Prospectus (including any amendments and supplements thereto) to the Underwriters and for expenses incurred for preparing, printing and distributing any Issuer Free Writing Prospectuses to investors or prospective investors. For avoidance of doubt, the Underwriters will pay for all of out of pocket expenses incurred by the Underwriters, including any travel expenses, and all fees and disbursements of counsel to the Underwriters and any other advisors to the Underwriters.

(i) Use of Proceeds. The Company will use the net proceeds received in connection with this offering in the manner described in the “Use of Proceeds” section of the General Disclosure Package, the Registration Statement and the Final Prospectus, and the Company does not intend to use any of the proceeds from the sale of the Offered Securities hereunder to repay any outstanding debt owed to any affiliate of any Underwriter.
(j) Absence of Manipulation. The Company will not take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, stabilization or manipulation of the price of any securities of the Company to facilitate the sale or resale of the Offered Securities.
(k) Taxes. The Company will indemnify and hold harmless the Underwriters against any documentary, stamp or similar issue tax, including any interest and penalties, on the issuance, delivery and sale of the Offered Securities and on the execution and delivery of this Agreement. All payments to be made by the Company hereunder shall be made without withholding or deduction for or on account of any present or future taxes, duties or governmental charges whatsoever unless the Company is compelled by law to deduct or withhold such taxes, duties or charges. In that event, the Company shall pay such additional amounts as may be necessary in order that the net amounts received after such withholding or deduction shall equal the amounts that would have been received if no withholding or deduction had been made.
(l) Restriction on Sale of Securities. For the period specified below (the “Lock-Up Period”), the Company will not, directly or indirectly, take any of the following actions with respect to its Shares or any securities convertible into or exchangeable or exercisable for any of its Shares (“Lock-Up Securities”): (i) offer, sell, issue, contract to sell, pledge or otherwise dispose of Lock-Up Securities, (ii) offer, sell, issue, contract to sell, contract to purchase or grant any option, right or warrant to purchase Lock-Up Securities, (iii) enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership of Lock-Up Securities, (iv) establish or increase a put equivalent position or liquidate or decrease a call equivalent position in Lock-Up Securities within the meaning of Section 16 of the Exchange Act or (v) file with the Commission a registration statement under the Act relating to Lock-Up Securities, or publicly disclose the intention to take any such action set forth in clauses (i) to (v), without the prior written consent of the Representatives except grants by the Company of options pursuant to the terms of a share incentive plan in effect on the date hereof and issuances by the Company of Lock-Up Securities pursuant to the exercise of options issued under the share incentive plan. The initial Lock-Up Period will commence on the date hereof and continue for 90 days after the date hereof or such earlier date that the Representatives consent to in writing; provided, however, that if (1) during the last 17 days of the initial Lock-Up Period, the Company releases earnings results or material news or a material event relating to the Company occurs or (2) prior to the expiration of the initial Lock-Up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the initial Lock-Up Period, then in each case the Lock-Up Period will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the materials news or material event, as applicable, unless the Representatives waive, in writing, such extension. The Company will provide the Representatives with notice of any announcement described in clause (2) of the preceding sentence that gives rise to an extension of the Lock-Up Period.

(m) Cayman Islands Matters. The Company agrees that (i) it will not attempt to avoid any judgment obtained by it or denied to it in a court of competent jurisdiction outside the Cayman Islands.
(n) Improve Internal Controls. The Company has reviewed the management letter of Deloitte Touche Tohmatsu, the independent registered public accounting firm of the Company, dated June 23, 2008, issued by it in connection with its audit of the financial statements of the Company as of and for the periods ended December 31, 2005, 2006 and 2007, and the Company understands the content thereof, including the material weakness in and other deficiencies relating to the Company’s internal controls cited therein. The Company has taken and will continue to take all actions necessary to address and remediate such material weakness in and other deficiencies relating to the Company’s internal controls.
(o) Due Diligence. The Company will afford the Underwriters, on reasonable notice, a reasonable opportunity to conduct a due diligence investigation with respect to the Company customary in scope for transactions pursuant to which the Underwriters act as underwriters of equity securities (including, without limitation, the availability of the chief financial officer and general counsel to respond to questions regarding the business and financial condition of the Company and the right to have made available to them for inspection such records and other information as they may reasonably request).
6. Free Writing Prospectuses. The Company represents and agrees that, unless it obtains the prior written consent of the Representatives, and each Underwriter represents and agrees that, unless it obtains the prior written consent of the Company and the Representatives, it has not made and will not make any offer relating to the Offered Securities that would constitute an Issuer Free Writing Prospectus, or that would otherwise constitute a “free writing prospectus,” as defined in Rule 405, required to be filed with the Commission. Any such free writing prospectus consented to in writing by the Company and the Representatives is hereinafter referred to as a “Permitted Free Writing Prospectus.” The Company represents that it has treated and agrees that it will treat each Permitted Free Writing Prospectus as an “issuer free writing prospectus,” as defined in Rule 433, and has complied and will comply with the requirements of Rules 164 and 433 applicable to any Permitted Free Writing Prospectus, including timely Commission filing where required, legending and record keeping.
7. Conditions of the Obligations of the Underwriters. The obligations of the Underwriters to purchase and pay for the Offered Securities on each respective Closing Date will be subject to the accuracy of the representations and warranties of the Company herein (as though made on such Closing Date), to the accuracy of the statements of Company officers made pursuant to the provisions hereof, to the performance by the Company of its obligations hereunder and to the following additional conditions precedent:
(a)  Accountants’ Comfort Letter. You shall have received letters, dated, respectively, the date hereof and each Closing Date, of Deloitte Touche Tohmatsu, in form and substance satisfactory to you, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement and the Final Prospectus.
(b)  Filing of Prospectus. The Final Prospectus shall have been filed with the Commission in accordance with the Rules and Regulations and Section 5(a) hereof. No stop order suspending the effectiveness of the Registration Statement or of any part thereof shall have been issued and no proceedings for that purpose shall have been instituted or, to the knowledge of the Company or any Underwriter, shall be contemplated by the Commission.

(c)  No Material Adverse Change. Subsequent to the execution and delivery of this Agreement, there shall not have occurred (i) any change, or any development or event involving a prospective change, in the condition (financial or otherwise), results of operations, business, properties or prospects of the Company and its Subsidiaries taken as a whole which, in the judgment of the Representatives, is material and adverse and makes it impractical or inadvisable to market the Offered Securities; (ii) any change in U.S., Cayman Islands, PRC or international financial, political or economic conditions or currency exchange rates or exchange controls the effect of which is such as to make it, in the judgment of the Representatives, impractical to market or to enforce contracts for the sale of the Offered Securities, whether in the primary market or in respect of dealings in the secondary market; (iii) any suspension or material limitation of trading in securities generally on the New York Stock Exchange, or any setting of minimum or maximum prices for trading on such exchange; (iv) or any suspension of trading of any securities of the Company on any exchange or in the over-the-counter market; (v) any banking moratorium declared by any U.S. federal, New York, Cayman Islands, or PRC government authorities; (vi) any major disruption of settlements of securities, payment, or clearance services in the United States or (vii) any attack on, outbreak or escalation of hostilities or act of terrorism involving the United States or PRC, any declaration of war by Congress or any other U.S. national or international calamity or emergency if, in the judgment of the Representatives, the effect of any such attack, outbreak, escalation, act, declaration, calamity or emergency is such as to make it impractical or inadvisable to market the Offered Securities or to enforce contracts for the sale of the Offered Securities.
(d) On or after the Applicable Time (i) no downgrading shall have occurred in the rating accorded the Company’s debt securities by any “nationally recognized statistical rating organization”, as that term is defined by the Commission for purposes of Rule 436(g)(2) under the Act, and (ii) no such organization shall have publicly announced that it has under surveillance or review, with possible negative implications, its rating of any of the Company’s debt securities.
(e) Opinion of Cayman Islands Counsel for Company. On such Closing Date, you shall have received the opinion, dated as of such Closing Date, of Conyers Dill & Pearman, Cayman Islands counsel for the Company, in form and substance satisfactory to the Underwriters’ counsel, to the effect set forth in Exhibit A hereto and to such further effect as the Underwriters’ counsel may reasonably request.
(f) Opinion of Special U.S. Counsel for Company. On such Closing Date, you shall have received the opinion, dated as of such Closing Date, of Latham & Watkins LLP, special U.S. counsel for the Company, in form and substance satisfactory to the Underwriters’ counsel, to the effect set forth in Exhibit B hereto and to such further effect as the Underwriters’ counsel may reasonably request.
(g) Opinion of Special PRC Counsel for Company. On such Closing Date, you shall have received the opinion, dated as of such Closing Date, of Fangda Partners, special PRC counsel for the Company, in form and substance satisfactory to the Underwriters’ counsel, to the effect set forth in Exhibit C hereto and to such further effect as the Underwriters counsel may reasonably request.
(h) Opinion of U.S. Counsel for Underwriters. You shall have received from Simpson Thacher & Bartlett LLP, the Underwriters’ U.S. counsel, such opinion or opinions, dated as of such Closing Date, with respect to such matters as they may require, and the Company shall have furnished to such counsel such documents as they request for the purpose of enabling such counsel to pass upon such matters.

(i) Opinion of special PRC Counsel for Underwriters. On such Closing Date, you shall have received the opinion, dated as of such Closing Date, of Jun He Law Offices, special PRC counsel for the Underwriters, with respect to such matters as the Underwriters may require, and the Company shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters.
(j) Opinion of Counsel for Depositary. On such Closing Date, you shall have received the favorable opinion, dated as of such Closing Date, of Emmet, Marvin & Martin, LLP, counsel for the Depositary, in form and substance satisfactory to the Underwriters’ counsel, to the effect set forth in Exhibit D hereto.
(k) Lock-up Agreement. At the date of this Agreement, you shall have received a lock-up agreement substantially in the form of Exhibit E hereto or as otherwise agreed with the Representatives duly signed by each of the directors, executive officers and certain other shareholders of the Company named on Schedule C hereto.
(l)  Officer’s Certificate. You shall have received a certificate, dated as of such Closing Date, of an executive officer of the Company and a principal financial or accounting officer of the Company in which such officers shall state that: (i) the representations and warranties of the Company in this Agreement are true and correct; (ii) the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to such Closing Date; (iii) no stop order suspending the effectiveness of the Registration Statement or the ADR Registration Statement has been issued and no proceedings for that purpose have been instituted or, to the best of their knowledge and after reasonable investigation, are contemplated by the Commission; (iv) subsequent to the date of the most recent financial statements in the General Disclosure Package, the Registration Statement and the Final Prospectus, there has been no material adverse change, nor any development or event involving a prospective material adverse change, in the condition (financial or otherwise), results of operations, business, properties or prospects of the Company and its Subsidiaries taken as a whole except as set forth in the General Disclosure Package or as described in such certificate; (v) the estimated financial results for the three months ended June 30, 2009 set forth or incorporated by reference in the ADR Registration Statement have been derived from and are consistent with the Company’s accounting and financial records, and have been compiled on a basis substantially consistent with that of the audited consolidated financial statements incorporated by reference in the ADR Registration Statement; and (vi) a true and complete copy of the legal opinion of Fangda Partners, special PRC counsel for the Company, dated such Closing Date, is attached as an exhibit to such certificate and such opinion has not been amended or withdrawn.
The Company will furnish you with such conformed copies of such opinions, certificates, letters and documents as you reasonably request.
8. Indemnification and Contribution. (a) Indemnification of the Underwriters. The Company will indemnify and hold harmless each Underwriter, its respective partners, members, directors, officers, employees, agents, affiliates and each person, if any, who controls such Underwriter within the meaning of Section 15 of the Act or Section 20 of the Exchange Act (each, an “Indemnified Party”), against any and all losses, claims, damages or liabilities, joint or several, to which such Indemnified Party may become subject, under the Act, the Exchange Act, other U.S. federal or state statutory law or regulation or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any part of the Registration Statement at any time, the ADR Registration Statement at any time, any Statutory Prospectus as of any time, the Final Prospectus or any Issuer Free Writing Prospectus, or arise out of or are based upon the omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each Indemnified Party for any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending against any loss, claim, damage, liability, action, litigation, investigation or proceeding whatsoever (whether or not such Indemnified Party is a party thereto), whether threatened or commenced, and in connection with the enforcement of this provision with respect to any of the above as such expenses are incurred; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement in or omission or alleged omission from any of such documents in reliance upon and in conformity with written information furnished to the Company by the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in subsection (b) below.

(b) Indemnification of Company. Each Underwriter will severally and not jointly indemnify and hold harmless the Company, each of its directors and each of its officers who signs a Registration Statement and each person, if any, who controls the Company within the meaning of Section 15 of the Act or Section 20 of the Exchange Act (each, an “Underwriter Indemnified Party”), against any losses, claims, damages or liabilities to which such Underwriter Indemnified Party may become subject, under the Act, the Exchange Act, other U.S. federal or state statutory law or regulation or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any part of the Registration Statement at any time, the ADR Registration Statement at any time, any Statutory Prospectus as of any time, the Final Prospectus, or any Issuer Free Writing Prospectus, or arise out of or are based upon the omission or the alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by such Underwriter specifically for use therein, and will reimburse any legal or other expenses reasonably incurred by such Underwriter Indemnified Party in connection with investigating or defending against any such loss, claim, damage, liability, action, litigation, investigation or proceeding whatsoever (whether or not such Underwriter Indemnified Party is a party thereto), whether threatened or commenced, based upon any such untrue statement or omission, or any such alleged untrue statement or omission as such expenses are incurred, it being understood and agreed that the only such information furnished by any Underwriter consists of the following information in the Final Prospectus: the description of stabilization actions appearing in the fourteenth paragraph under the caption “Underwriting”; as furnished by Goldman Sachs (Asia) L.L.C., the information provided in the third sentence of the fourth paragraph under the caption “Underwriting”; and as furnished by Credit Suisse Securities (USA) LLC, the information in the second sentence of the thirteenth paragraph under the caption “Underwriting”.
(c) Actions against Parties; Notification. Promptly after receipt by an indemnified party under this Section of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under subsection (a) or (b) above, notify the indemnifying party of the commencement thereof; but the failure to notify the indemnifying party shall not relieve it from any liability that it may have under subsection (a) or (b) above except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided further that the failure to notify the indemnifying party shall not relieve it from any liability that it may have to an indemnified party otherwise than under subsection (a) or (b) above. In case any such action is brought against any indemnified party and it notifies the indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party under this Section for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened action in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party unless such settlement (i) includes an unconditional release of such indemnified party from all liability on any claims that are the subject matter of such action and (ii) does not include a statement as to, or an admission of, fault, culpability or a failure to act by or on behalf of an indemnified party.

(d) Contribution. If the indemnification provided for in this Section is unavailable or insufficient to hold harmless an indemnified party under subsection (a) or (b) above, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of the losses, claims, damages or liabilities referred to in subsection (a) or (b) above (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other from the offering of the Offered Securities or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and the Underwriters on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Underwriters on the other shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company bear to the total underwriting discounts and commissions received by the Underwriters. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The amount paid by an indemnified party as a result of the losses, claims, damages or liabilities referred to in the first sentence of this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any action or claim which is the subject of this subsection (d). Notwithstanding the provisions of this subsection (d), no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Offered Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which it has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 8(d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in this Section 8(d).
9. Default of Underwriters. If any Underwriter or Underwriters default in their obligations to purchase Offered Securities hereunder on either the First or any Optional Closing Date and the aggregate number of Offered Securities that such defaulting Underwriter or Underwriters agreed but failed to purchase does not exceed 10% of the total number of Offered Securities that the Underwriters are obligated to purchase on such Closing Date, the non-defaulting Underwriters may make arrangements satisfactory to the Company for the purchase of such Offered Securities by other persons, including any of the Underwriters, but if no such arrangements are made by such Closing Date, the non-defaulting Underwriters shall be obligated severally, in proportion to their respective commitments hereunder, to purchase the Offered Securities that such defaulting Underwriters agreed but failed to purchase on such Closing Date. If any Underwriter or Underwriters so default and the aggregate number of Offered Securities with respect to which such default or defaults occur exceeds 10% of the total number of Offered Securities that the Underwriters are obligated to purchase on such Closing Date and arrangements satisfactory to the non-defaulting Underwriters and the Company for the purchase of such Offered Securities by other persons are not made within 36 hours after such default, this Agreement will terminate without liability on the part of any non-defaulting Underwriter or the Company, except as provided in Section 10 hereof (provided that if such default occurs with respect to Optional Securities after the First Closing Date, this Agreement will not terminate as to the Firm Securities or any Optional Securities purchased prior to such termination). As used in this Agreement, the term “Underwriter” includes any person substituted for an Underwriter under this Section. Nothing herein will relieve a defaulting Underwriter from liability for its default.

10. Survival of Certain Representations and Obligations. The respective indemnities, agreements, representations, warranties and other statements of the Company or its officers and of the several Underwriters set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation, or statement as to the results thereof, made by or on behalf of any Underwriter, the Company or any of their respective representatives, officers or directors or any controlling person, and will survive delivery of and payment for the Offered Securities. If the purchase of the Offered Securities by the Underwriters is not consummated for any reason, the Company will reimburse the Underwriters for all out-of-pocket expenses (including fees and disbursements of counsel) reasonably incurred by them in connection with the offering of the Offered Securities, and the respective obligations of the Company and the Underwriters pursuant to Section 8 hereof shall remain in effect. In addition, if any Offered Securities have been purchased hereunder, the representations and warranties in Section 2 hereof and all obligations under Section 5 hereof shall also remain in effect.
11. Notices. All communications hereunder will be in writing and, if sent to Goldman Sachs (Asia) L.L.C or Credit Suisse Securities (USA) LLC will be mailed, delivered or telegraphed and confirmed to it at c/o Goldman Sachs (Asia) L.L.C., 68th Floor, Cheung Kong Center, 2 Queen’s Road, Hong Kong, Attention:  Legal Department; or, if sent to the Company, will be mailed, delivered or telegraphed and confirmed to it at No.2 Xin Yuan Yi Road, Electronics Park, New District, Changzhou, Jiangsu 213031, People’s Republic of China, Attention: Chief Financial Officer.
12. Successors. This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers and directors and controlling persons referred to in Section 8 hereof, and no other person will have any right or obligation hereunder.
13. Representation of Underwriters. The Representatives will act for the several Underwriters in connection with this financing, and any action under this Agreement taken by the Representatives jointly will be binding upon all the Underwriters.
14. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement.
15. Absence of Fiduciary Relationship. The Company acknowledges and agrees that:
(a) No Other Relationship. The Underwriters have been retained solely to act as underwriters in connection with the sale of Offered Securities and that no fiduciary, advisory or agency relationship between the Company and the Underwriters has been created in respect of any of the transactions contemplated by this Agreement or the Final Prospectus, irrespective of whether the Underwriters have advised or are advising the Company on other matters;
(b) Arms’ Length Negotiations. The price of the Offered Securities set forth in this Agreement was established by the Company following discussions and arms-length negotiations with the Underwriters and the Company is capable of evaluating and understanding and understands and accepts the terms, risks and conditions of the transactions contemplated by this Agreement;
(c) Absence of Obligation to Disclose. The Company has been advised that the Underwriters and their affiliates are engaged in a broad range of transactions which may involve interests that differ from those of the Company and that the Underwriters have no obligation to disclose such interests and transactions to the Company by virtue of any fiduciary, advisory or agency relationship; and

(d) Waiver. The Company waives, to the fullest extent permitted by law, any claims it may have against the Underwriters for breach of fiduciary duty or alleged breach of fiduciary duty and agrees that the Underwriters shall have no liability (whether direct or indirect) to the Company in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Company, including shareholders, employees or creditors of the Company.
16. Applicable Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.
The Company hereby submits to the non-exclusive jurisdiction of the U.S. federal and state courts in the Borough of Manhattan in The City of New York in any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. The Company irrevocably and unconditionally waives any objection to the laying of venue of any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in U.S. federal and state courts in the Borough of Manhattan in The City of New York and irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such suit or proceeding in any such court has been brought in an inconvenient forum. The Company irrevocably appoints CT Corporation System, 111 Eighth Avenue, New York, New York, as its authorized agent in the Borough of Manhattan in The City of New York upon which process may be served in any such suit or proceeding, and agrees that service of process upon such agent, and written notice of said service to the Company by the person serving the same to the address provided in Section 11 hereof, shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company further agrees to take any and all action as may be necessary to maintain such designation and appointment of such agent in full force and effect for a period of seven years from the date of this Agreement.
The obligation of the Company pursuant to this Agreement in respect of any sum due to any Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day, following receipt by such Underwriter of any sum adjudged to be so due in such other currency, on which (and only to the extent that) such Underwriter may in accordance with normal banking procedures purchase United States dollars with such other currency; if the United States dollars so purchased are less than the sum originally due to such Underwriter hereunder, the Company agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter against such loss. If the United States dollars so purchased are greater than the sum originally due to such Underwriter hereunder, such Underwriter agrees to pay to the Company an amount equal to the excess of the dollars so purchased over the sum originally due to such Underwriter hereunder.
17. Waiver of Immunities. To the extent that the Company or any of its properties, assets or revenues may have or may hereafter become entitled to, or have attributed to the Company, any right of immunity, on the grounds of sovereignty or otherwise, from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from setoff or counterclaim, from the jurisdiction of any Cayman Islands, New York or U.S. federal court, from service of process, from attachment upon or prior to judgment, from attachment in aid of execution of judgment, or from execution of judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of any judgment, in any such court in which proceedings may at any time be commenced, with respect to the obligations and liabilities of the Company, or any other matter under or arising out of or in connection with, the Principal Agreements or any of them, the Company hereby irrevocably and unconditionally waives or will waive such right to the extent permitted by law, and agrees not to plead or claim, any such immunity and consents to such relief and enforcement.

If the foregoing is in accordance with your understanding of our agreement, kindly sign and return to the Company one of the counterparts hereof, whereupon it will become a binding agreement among the Company and you in accordance with its terms.

Very truly yours, Trina Solar Limited
By:	/s/ Jifan Gao
	Name:	Jifan Gao
	Title:	Chairman and Chief Executive Officer

The foregoing Underwriting Agreement is hereby confirmed and accepted as of the date first above written.

GOLDMAN SACHS (ASIA) L.L.C.

By:	/s/ Stephen Wong
Name: Stephen Wong
Title: Managing Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Bryce Lee
Name: Bryce Lee
Title: Managing Director

SCHEDULE A

Number of
Underwriter	Firm Securities

Goldman Sachs (Asia) L.L.C.	2,092,500

Credit Suisse Securities (USA) LLC	1,822,500

Piper Jaffray & Co.	585,000

Total	4,500,000

SCHEDULE B
The following information is also included in the General Disclosure Package:
1. The initial price to the public of the Offered Securities: US$28.75 per ADS

SCHEDULE C
List of Persons and Entities Subject to Lock-up
Jifan Gao
Sean Hsiyuan Tzou
Liping Qiu
Jerome Corcoran
Junfeng Li
Peter Mak
Qian Zhao
Terry Wang
Suping Chen
Arturo Herrero
Qiang Huang
Chunyan Wu
Chen Chung Yu
Yu Zhu
Diming Qiu
Wonder World Limited
Jewel Springs Limited

EXHIBIT A
FORM OF OPINION OF COMPANY’S CAYMAN ISLANDS COUNSEL

EXHIBIT B
FORM OF OPINION OF COMPANY’S U.S. COUNSEL

EXHIBIT C
FORM OF OPINION OF COMPANY’S PRC COUNSEL

EXHIBIT D
FORM OF OPINION OF DEPOSITARY BANK’S U.S. COUNSEL

EXHIBIT E
Form of Lock-Up Letter
[•], 2009
Trina Solar Limited
No. 2 Xin Yuan Yi Road
Electronics Park, New District
Changzhou, Jiangsu 213031
People’s Republic of China
Goldman Sachs (Asia) L.L.C.
Credit Suisse Securities (USA) LLC
As Representatives of the Several Underwriters
c/o Goldman Sachs (Asia) L.L.C.
68th Floor, Cheung Kong Center
2 Queen’s Road, Hong Kong
Dear Sirs:
As an inducement to Goldman Sachs (Asia) L.L.C. and Credit Suisse Securities (USA) LLC, as Representatives (the “Representatives”) of the several underwriters, to execute an Underwriting Agreement (the “Underwriting Agreement”) pursuant to which a public offering of up to 4,500,000 American Depositary Shares (the “ADSs” and each an “ADS”), each representing one hundred ordinary shares, par value $0.00001 per share (the “Shares”), of Trina Solar Limited, and any successor (by merger or otherwise) thereto (the “Company”), the undersigned hereby agrees that during the period specified in the following paragraph (the “Lock-Up Period”), the undersigned will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Securities (as defined below) or securities convertible into or exchangeable or exercisable for any Securities, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Securities, whether any such aforementioned transaction is to be settled by delivery of the Securities or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the Representatives (as defined in the Underwriting Agreement). In addition, the undersigned agrees that, without the prior written consent of the Representatives, it will not, during the Lock-Up Period, make any demand for or exercise any right with respect to, the registration of any Securities or any security convertible into or exercisable or exchangeable for the Securities. The ADSs and the Shares are collectively referred to as the “Securities.”
The initial Lock-Up Period will commence on the date of this Lock-Up Agreement and continue and include the date 90 days after the public offering date set forth on the final prospectus supplements used to sell the ADSs (the “Public Offering Date”) pursuant to the Underwriting Agreement; provided, however, that if (1) during the last 17 days of the initial Lock-Up Period, the Company releases earnings results or material news or a material event relating to the Company occurs or (2) prior to the expiration of the initial Lock-Up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the initial Lock-Up Period, then in each case the Lock-Up Period will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the material news or material event, as applicable, unless the Representatives waive, in writing, such extension.
The undersigned hereby acknowledges and agrees that written notice of any extension of the Lock-Up Period pursuant to the previous paragraph will be delivered by the Representatives to the Company (in accordance with Section 11 of the Underwriting Agreement) and that any such notice properly delivered will be deemed to have been given to, and received by, the undersigned. The undersigned further agrees that, prior to engaging in any transaction or taking any other action that is subject to the terms of this Lock-Up Agreement during the period from the date of this Lock-Up Agreement to an including the 34th day following the expiration of the initial Lock-Up Period, it will give notice thereof to the Company and will not consummate such transaction or take any such action unless it has received written confirmation from the Company that the Lock-Up Period (as may have been extended pursuant to the previous paragraph) has expired.

Any Securities received upon exercise of options granted to the undersigned will also be subject to this Agreement. Any Securities acquired by the undersigned in the open market will not be subject to this Agreement. A transfer of Securities to a family member of the undersigned, or a trust or an entity beneficially owned by the undersigned or a family member of the undersigned, may be made prior to the expiration of the Lock-Up Period without prior consent from the Representatives, provided the transferee agrees to be bound in writing by the terms of this Agreement prior to such transfer. For purposes of this paragraph, “family member” shall mean spouse, any lineal descendent, father, mother, brother or sister of the undersigned.
In furtherance of the foregoing, the Company and its transfer agent and registrar are hereby authorized to decline to make any transfer of Securities if such transfer would constitute a violation or breach of this Agreement.
This Agreement shall be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned. This Agreement shall lapse and become null and void if the Public Offering Date shall not have occurred on or before August 4, 2009. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

Very truly yours,

[Name of shareholder]
[ACKNOWLEDGEMENT AND AGREEMENT OF BENEFICIAL OWNER1
The undersigned beneficial owner of securities of [shareholder] hereby acknowledges and agrees that the restrictions set forth in this letter shall apply mutatis mutandis to it with respect to such securities.

Very truly yours,

Signature:

Print:

Name:

[1]	To be completed by any person who beneficially owns more than 50% of the interests in the shareholder of the Company signing this letter.